Marcel Kahn
Executive Vice President
Group Chief Financial Officer

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-6010

U.S.A.

Attention : Jim B. Rosenberg

Senior Assistant Chief Accountant

Paris, January 15, 2007

Via Facsimile and EDGAR

Re:	SCOR
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 29, 2006
File No. 001-14518

Dear Mr. Rosenberg,

We refer to your comment letter dated August 28, 2006 in relation to the above-referenced filing (the "20-F") and to our response letter to you dated October 17, 2006 (the “Response Letter”). On November 18, 2006, Vanessa Robertson of the Staff of the United States Securities and Exchange Commission orally communicated to our external counsel certain additional comments of the Staff on the information set forth in the Response Letter.

Set forth below is revised disclosure in response to those additional comments. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the 20-F.

If further clarification or information is required, please let us know at your earliest convenience.

SCOR hereby acknowledges that:

•	SCOR is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	SCOR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to your additional comments, SCOR respectfully submits the following revised information. By way of explanation of certain of the changes, in the previous disclosure the company believed a simple way of describing the process to non-actuary readers was to mention frequency and severity. However, it is important to note that the company does not generally use a so called “frequency and severity” actuarial approach. Therefore we decided to revise the disclosure to make this clearer and that reserving parameters and assumptions are reflected in the a priori ratios selected for the Bornhuetter-Fergusson and loss ratio methods:

The following table shows at December 31, 2005 and 2004, the amount of the reserve for loss and loss adjustment expenses in each material class of business in SCOR’s property-casualty segment, as well as the total reserves for loss and loss adjustment expenses for the Life/Accident & Health segment.

Detail of Losses and loss adjustment expenses reserves by class of business (EUR)	GROSS 2005			GROSS 2004
	IBNR	OTHER RESERVES (*)	TOTAL LOSS AND LAE RESERVES	IBNR	OTHER RESERVES (*)	TOTAL LOSS AND LAE RESERVES
Property / Casualty	1,777	2,560	4,337	1,993	2,465	4,458
Property	478	558	1,036	317	472	789
Casualty	1,183	1,684	2,867	1,585	1,675	3,260
Marine, Aviation, Transportation	51	61	112	52	68	120
Construction	65	257	322	39	250	289
Facultatives and Large Corporate Accounts (SBS)	317	732	1,049	290	674	964
Property	68	460	528	91	392	483
Casualty	170	77	247	143	83	226
Marine, Aviation, Transportation	27	90	117	22	83	105
Construction	52	105	157	35	115	150
Credit, Surety & Political Risks	44	93	137	54	111	165
Life / Accident & Health	17	899	916	24	859	883
	2,155	4,284	6,439	2,361	4,109	6,470

(*) including LAE Reserves (computed on total reserves including IBNR)

Our methods for determining the reserves for loss and loss adjustment expense vary depending on the class of business, and particularly whether the business is characterized as short tail, medium tail or long tail. The “tail” refers to the length of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer's or reinsurer's knowledge of the loss event) and the payment in respect thereof.

Short tail lines are first party coverages such as property. Claims are presented by insureds based on their own damages due to loss events such as fire or theft.

Medium tail lines comprise first party coverages where the amount of damages depends on the actions of third parties or on the economic environment. This is the case for coverages in the areas of marine, transportation, aviation, construction and surety risks.

Long tail lines are third party coverages where the damages are sustained by third parties due to the actions of insureds, such as coverages in the areas of medical malpractice, motor liability and workers’ compensation. The evolution of such claims typically takes longer than short or medium tail lines due to the long duration between the occurrence of a loss and its settlement and may involve litigation. SCOR calculates IBNR reserves for each class of business by estimating ultimate liability in bulk by actuarial segment first, and then reducing that amount by the amount of paid claims and reserves established for individual cases (case reserves).

Reserves are actuarially determined by reserving segment, using methods consistent with industry practices and taking into account various assumptions and factors such as internal analyses, loss and exposure information provided by the ceding companies, historic loss development and trend experience, which is viewed as indicative of future loss development and trends, as well as court decisions, changes in legislation, social, economic and demographic trends, inflation and other factors affecting claim costs.

SCOR’s actuaries do not determine a range of loss reserve estimates. Instead, SCOR’s actuaries determine point estimates for each reserving segment which are then aggregated to determine the total loss reserve estimate. SCOR’s management examines and challenges the actuarial determinations although the actuaries are responsible for the reserve estimates.

The methods commonly used by us include, but are not limited to, the loss development methods, the Bornhuetter-Ferguson method (which takes into account information not directly related to observed claims development via the a priori loss ratio used), and the loss ratio method. The selection of a method to be applied to a particular underwriting year and reserving segment could change over time as new information on loss activity becomes available.

The classical loss development factor methods are usually used for underwriting years where the loss development information available is considered to be sufficiently reliable and could be used to project future development of claims. The underlying assumption of the loss development methods is that the incurred (paid) losses of each underwriting year follow an average pattern at a particular development stage. The estimated trend is then applied to the last diagonal in order to project the ultimate loss. The main strength of these methods is that they use historical claims experience and are reactive to loss emergence. However, the ultimate liability may be very volatile in underwriting years where there may be a high volatility of the loss patterns, which is the case in the most recent underwriting years, or for slow reporting coverages.

For recent underwriting years, exogenous information such as underwriting information and pricing elements are taken into account and the Bornhuetter-Ferguson and loss ratio methods are used. Introducing exogenous information, an "a priori" loss ratio for the selected underwriting year, lowers the weight of the historical data. This loss ratio can be given by the market, the underwriting environment, the pricing and profitability analysis or could be calculated using historical data. The loss ratio method is used on most recent underwriting years when the information given by the data is not sufficient and therefore the loss development factor and Bornhuetter Fergusson methods are too volatile. The accuracy of the a priori loss ratio the is the main assumption for both Bornhuetter-Fergusson and Loss ratio methods.

Catastrophe claims are evaluated by using commercial catastrophe modeling systems.

In order to properly apply those actuarial techniques, a thorough knowledge of the portfolio is needed to analyze and interpret any trends. For example, changes in legislation or changes in the underwriting policies of cedents or SCOR could result in a balance sheet or underwriting policy effect.

From a mathematical standpoint, the assumptions to be verified for the “Chain Ladder” method are the independence of the underwriting years and similar loss development factors of a given development year. If one of these assumptions is not able to be verified, then the model can be altered. With respect to the Bornhuetter-Ferguson and loss ratio methods, the a priori expected loss ratio used reflects the projected loss ratio from the prior year adjusted for loss trends and the impact of rate changes.

The method used depends on the characteristics of the reserving segments. For property short tail lines SCOR generally uses the loss ratio method based on exogenous information for both the attritional part and the catastrophe. For medium tail and long tail lines SCOR uses both classical development factors reserving methods and methods based on a priori information such as Bornhuetter-Fergusson and loss ratio). However, for long tail reserving segments such as medical malpractice, motor liability and workers compensation (other than asbestos and environmental claims described below), classical reserving methods are not always directly applicable due to the long-term characteristics of these types of claim and therefore some adjustments have to be done on data before applying the classical reserving methods. For example, for bodily injury losses, the assessment of the ultimate cost needs to take into account the stabilization of the victim’s state of health and may also take into account a court decision, which option leads to a long duration between the occurrence of a loss and its settlement. Assumptions must also be made regarding the timing of the cash flows, contributing further to the inherent uncertainty in estimating reserves for these lines of business. Therefore, in order to complete the analysis for such reserves, additional studies are performed, taking into account various factors, such as loss and exposure information provided by the ceding companies, historic loss development and trends, medical costs, jury verdicts, regulatory environment, inflation and other factors affecting claims costs. In some cases, a more detailed analysis on a contract-by-contract basis is performed.

SCOR has four different methods which it can use to assess the appropriate level of reserves for asbestos and environmental claims. Depending on the historical data available for each book, SCOR applies one or more of these methods. The first method used is the survival ratio technique, defined as the ratio of loss reserves (including IBNR) over the average of calendar paid losses over the last three years. This ratio is commonly used in the industry and by SCOR. It represents the number of future calendar years, taking into account assumptions regarding average annual claims payment that the held reserves could fund. The survival ratio technique is very sensitive to a company’s litigation settlement philosophy and commutation activity. The three other actuarial methods used to compute reserve estimates are an “S-curves” approach, a frequency-severity method using the Manville pattern and the market share approach. It is important to note that none of these methods can be considered to be perfect. In some cases, the results of these four methods can vary significantly.

The reserves for the overall loss reserving process are estimated using a number of important assumptions such as regulatory trends, legislative activity, social and economic patterns and claims inflation patterns. The effect of anticipated inflation on claims is reflected in reserves for loss and loss adjustment expenses. No significant changes in regulatory, legislative or social and economic environment assumptions have been made compared to the immediately preceding period.

Since the last balance sheet date, SCOR has not identified any assumptions in establishing reserves for loss and loss adjustment expenses that are materially inconsistent with historical loss reserve development patterns.

SCOR’s loss reserve estimates are subject to potential variability, due to changes in key assumptions in reserving parameters. Due to the number of factors considered and the implicit nature of such considerations it is not practical to isolate the impact of variations in individual assumptions or parameters or to indicate a meaningful estimate of the likelihood of any such variation occurring. However, the reserving parameters and assumptions are reflected in the a priori ratios selected for the Bornhuetter-Fergusson and loss ratio methods. The impact of reasonably likely changes in the reserving parameters and assumptions is therefore implicitly taken into account by the use of several reserving methods and a priori loss ratios. Nevertheless, potential variability exists with respect to SCOR’s most recent loss reserve estimates which could have a significant impact on its operations, financial position and liquidity.

Generally the North American non proportional casualty and workers compensation business have the longest pattern of loss development and therefore the greatest uncertainty. For example, a deviation of 10% of these segment’s a priori Loss Ratios, which are likely to happen as regards to historical data, would increase or decrease by around USD 10 million the amount of IBNRs for those two segments, which represents a variation of 5 % of the IBNR amount of these segments.

To demonstrate the potential impact of variations in IBNR reserves, with regard to short tail business lines, a variation of 5% in IBNR reserves would result in a variation of IBNRs reserves and therefore of the results of operations of approximately EUR 27 million.

With regard to medium tail lines, a variation of 5% in IBNR reserves would result in a variation of IBNRs reserves and therefore of SCOR’s results of operations of approximately EUR 13 million.

Finally, a variation of 5% in IBNR reserves of long tail lines would result in a variation of IBNRs reserves and therefore of the results of operations of approximately EUR 68 million. In each of the above scenarios, SCOR’s financial position would correspondingly be impacted by an amount equivalent to the variation of the net income. Such changes in loss adjustment expense reserves would not however have a significant impact on SCOR's current liquidity, as the claims would not have to be paid in the immediate future.

SCOR confirms the above comments will be included in our future filings.

Please do not hesitate to contact me at 011-33-1-46-98-71-42 if you have any questions about any of the above.

Very truly yours,

SCOR

By:	/s/ Marcel Kahn

Marcel Kahn

cc:	Securities and Exchange Commission
Oscar Young
Vanessa Robertson

Skadden, Arps, Slate, Meagher & Flom, LLP
Adrian Deitz, Esq.
Armand Grumberg, Esq.

5